Exhibit 99.2

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone: +61 8 8363 0388                                   Facsimile: +61 8 8132 0766

www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance Posts Second Deposit

Today Sundance used a portion of the proceeds received from the retail portion of the rights offering totaling A$34.1 million (US$26.2 million) plus proceeds from its currency hedge totaling US$0.5 million to post the second deposit under the PSA equal to US$25.0 million.

Closing is scheduled for 23 April 2018 and it is intended that the final payment due to the Sellers will be funded with proceeds from the Conditional Placement. Sundance has currency hedges covering 100% of the remaining proceeds of the offering.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.

A comprehensive overview of the Company can be found on Sundance’s website at  www.sundanceenergy.net.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited which are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at  www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with our the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Sundance does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388